NO ACT

PE 12-18-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010443



JAN 19 2010

January 19, 2010

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-19-2010

Re: Citigroup Inc.
Incoming letter dated December 18, 2009

Dear Ms. Dropkin:

This is in response to your letters dated December 18, 2009 and January 7, 2010 concerning the shareholder proposal submitted to Citigroup by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 22, 2009, December 31, 2009, January 7, 2010, and January 17, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 18, 2009

The proposal requests that the board take the steps necessary to adopt a bylaw to require that the company have an independent lead director whenever possible.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 17, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Kenneth Steiner's Rule 14a-8 Proposal
Citigroup Inc. (C)
Lead Director Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request, supplemented January 7, 2010.

Although the company feels it has already acted favorably on the lead director topic, the company does not claim that it did so in response to this rule l4a-8 proposal. The board implicitly and explicitly states that it can act more favorably on the lead director topic at least by formalizing a lead director qualification enhancement in its bylaws.

Regarding this company (i)(10) objection, *Bristol-Myers Squibb Co.* (Recon.) (March 9, 2006) stated, "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment." This is the Staff Reply Letter with emphasis added:

[STAFF REPLY LETTER]

March 9, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Bristol-Myers Squibb Co. Incoming letter dated March 1, 2006

Dear Ms. Goodman:

This is in response to your letter dated March 1, 2006 concerning the shareholder proposal submitted to Bristol-Myers by Charles Miller. We also have received a letter on the proponent's behalf dated March 6, 2006. On January 27, 2006, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). ***We note that there Is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.*** In this regard, however, we further note that the action contemplated by the subject proposal is qualified by the phrase "if practicable" and that the company has otherwise substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

/s/

Martin P. Dunn
Acting Director

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

And management should not be allowed to short-circuit productive dialogue between shareholders and the board on enhancing the position of lead director topic by omitting this proposal.

There is no text in the rule 1 4a-8 proposal that calls for any director to be excluded from voting in any board election, including the selection of a lead director. And there is no text in the rule 14a-8 proposal that the Lead Director must obtain a unanimous vote.

The company January 7, 2010 letter does not explain whether the lead director would be elected, or not elected, when all the directors vote with 16 independent directors voting yes and the chairman voting no.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Shelley Dropkin <dropkins@citigroup.com>

[C: Rule 14a-8 Proposal, November 13, 2009]
3 [Number to be assigned by the company] – **Independent Lead Director**

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as a lead director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

The merit of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm said the dilution resulting from the government's large stake in our company would be enough on its own to guarantee an "F" governance rating for our company. Our 2009 executive equity incentive plan made no promises to tie equity awards to challenging performance goals.

Four of our directors received more than 22% against-votes: Anne Mulcahy, Alain Belda, John Deutch and Michael Armstrong (with 29% against-votes). Plus these directors were assigned to 6 seats on our most important board committees. Hopefully our new directors will show their commitment and confidence by buying our stock with their own money.

Our unwieldy board of 17 had these directors with board seats on companies rated "D" or "F" by the Corporate Library: Alain Belda, Alcoa (AA); Anne Mulcahy, Johnson & Johnson (JNJ) and The Washington Post (WPO); Anthony Santomero, RenaissanceRe Holdings (RNR); Diana Taylor, Sotheby's (BID); John Deutch, Cheniere Energy (LNG) and Raytheon (RTN); Judith Rodin, Comcast Corporation (CMCSA) and Robert Ryan, Hewlett-Packard (HPQ).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal for an Independent Lead Director – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** ;ponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Kenneth Steiner's Rule 14a-8 Proposal
Citigroup Inc. (C)
Lead Director Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request.

Although the company feels it has already acted favorably on the lead director topic, the company does not claim that it did so in response to this rule 14a-8 proposal. The board implicitly and explicitly states that it can act more favorably on the lead director topic at least by formalizing a lead director qualification enhancement in its bylaws.

And management should not be allowed to short-circuit productive dialogue between shareholders and the board on enhancing the position of lead director topic by omitting this proposal.

There is no text in the rule 1 4a-8 proposal that calls for any director to be excluded from voting in any board election, including the selection of a lead director. And there is no text in the rule 14a-8 proposal that the Lead Director must obtain a unanimous vote.

The company January 7, 2010 letter does not explain whether the lead director would be elected, or not elected, when all the directors vote with 16 independent directors voting yes and the chairman voting no.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Shelley Dropkin <dropkins@citigroup.com>

[C: Rule 14a-8 Proposal, November 13, 2009]
3 [Number to be assigned by the company] – **Independent Lead Director**

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as a lead director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

The merit of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm said the dilution resulting from the government's large stake in our company would be enough on its own to guarantee an "F" governance rating for our company. Our 2009 executive equity incentive plan made no promises to tie equity awards to challenging performance goals.

Four of our directors received more than 22% against-votes: Anne Mulcahy, Alain Belda, John Deutch and Michael Armstrong (with 29% against-votes). Plus these directors were assigned to 6 seats on our most important board committees. Hopefully our new directors will show their commitment and confidence by buying our stock with their own money.

Our unwieldy board of 17 had these directors with board seats on companies rated "D" or "F" by the Corporate Library: Alain Belda, Alcoa (AA); Anne Mulcahy, Johnson & Johnson (JNJ) and The Washington Post (WPO); Anthony Santomero, RenaissanceRe Holdings (RNR); Diana Taylor, Sotheby's (BID); John Deutch, Cheniere Energy (LNG) and Raytheon (RTN); Judith Rodin, Comcast Corporation (CMCSA) and Robert Ryan, Hewlett-Packard (HPQ).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal for an Independent Lead Director – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



January 7, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

This letter concerns Citigroup Inc.'s letter dated December 18, 2009 seeking a no-action determination on a stockholder proposal (the "Proposal") submitted by Kenneth Steiner for inclusion in Citigroup's proxy materials for its 2010 annual meeting. Mr. Steiner's proxy, John Chevedden, sent your office correspondence on December 31, 2009 regarding Citigroup's no-action submission. We write this letter to respond to certain misstatements by Mr. Chevedden.

The Proposal requests that the Citigroup board amend Citigroup's by-laws to require that Citigroup have a lead director who is independent for New York Stock Exchange purposes and who is elected solely by the independent members of the board. Citigroup believes it may exclude the Proposal from its proxy materials under Rule 14a-8(i)(10) because it has substantially implemented the Proposal. Citigroup's by-laws already provide that, if its board is not led by an independent chairman, the board shall elect a lead director who is "independent" under the rules of the New York Stock Exchange. Citigroup believes that the only part of the Proposal that has not been implemented is the part that requires the independent director to be elected solely by the other independent directors on the board. For the reasons set forth in Citigroup's December 18th no-action submission, including the supporting opinion provided by Citigroup's Delaware counsel, Citigroup would violate Delaware law if it adopted a by-law that permitted only the independent directors to participate in the election of a lead director.[1]

---

[1] Because that part of the Proposal violates Delaware law, the December 18th no-action submission also explains why the Proposal should be omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(1).

Mr. Chevedden's December 31st letter appears to present five responses to Citigroup's no-action submission. Some of these responses are inaccurate, and others are not relevant to the question whether no-action relief is warranted. Specifically,

- Mr. Chevedden appears to fault Citigroup for failing to establish whether its current lead director by-law was adopted in response to the Proposal. There is no authority under Rule 14a-8(i)(10) or otherwise that requires Citigroup to establish that its by-law was adopted in response to the Proposal. The sole, dispositive question under Rule 14a-8(i)(10) is whether Citigroup's current by-law, no matter when or why it was adopted, substantially implements the Proposal.

- Mr. Chevedden states that "the board implicitly and explicitly states that it can act more favorably on the lead director topic at least by formalizing the lead director position in the bylaws." This statement is untrue. As noted in its December 18th submission, Citigroup has in fact adopted a by-law that provides for the election of a lead independent director.[2]

- Mr. Chevedden asserts that there is no text in the Proposal "that calls for any director to be excluded from voting in any board election, including the selection of a lead director." This statement is also untrue. The Proposal specifically calls for a by-law that requires the election of a lead director "*by and from* the independent board members." Non-independent directors are clearly excluded from participating in the election of a lead director under the Proposal. Mr. Chevedden is now asserting that the Proposal means something other than what it actually says because he recognizes that it violates Delaware law as drafted.[3]

- Mr. Chevedden asserts that "management should not be allowed to short-circuit productive dialogue between shareholders and the board on enhancing the position of the lead director topic by omitting this proposal." However, Mr. Chevedden fails to present any argument as to why the Proposal "enhances" the lead director role or how the Proposal otherwise urges the Citigroup board to take

---

2 *Citigroup Inc.*, By-laws, Article IV, Section 1 (as amended effective Dec. 15, 2009) ("Unless the Chairman of the Board is an independent Director, the Board of Directors shall appoint a Lead Director who shall, in addition to the responsibilities set forth in the Corporate Governance Guidelines, preside at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions. The Lead Director shall be an independent Director as determined in accordance with the rules of the New York Stock Exchange.").

3 At best, Mr. Chevedden's latest argument demonstrates that the Proposal is vague and indefinite, and therefore may be omitted from Citigroup's proxy materials under Rule 14a-8(i)(3), because the stockholders would not be able to determine whether the Proposal urges the adoption of a by-law that excludes non-independent directors from participating in the election of a lead director. *Compare SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (permitting exclusion of a proposal under Rule 14a-8(i)(3) where the proponent's letter to the Staff indicated that the intent of the proposal was that it remain in effect as long as the company participates in the Troubled Asset Relief Program but the terms of the proposal did not so limit its duration).

any lawful action that it has not already taken by adopting the current by-law on lead directors.

- Finally, Mr. Chevedden states that there is no text in the Proposal "that the Lead Director must obtain a unanimous vote." Citigroup has never asserted that the Proposal requires the election of a lead director by unanimous vote. This statement has absolutely no bearing on whether no-action relief is warranted.

Citigroup continues to believe that no-action relief is warranted for the reasons stated in its December 18th submission. Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Kenneth Steiner
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 31, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Kenneth Steiner's Rule 14a-8 Proposal
Citigroup Inc. (C)
Lead Director Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request.

Although the company feels it has already acted favorably on the lead director topic, the company does not claim that it did so in response to this rule 14a-8 proposal. The board implicitly and explicitly states that it can act more favorably on the lead director topic at least by formalizing the lead director position in the bylaws.

And management should not be allowed to short-circuit productive dialogue between shareholders and the board on enhancing the position of lead director topic by omitting this proposal.

There is no text in the rule 14a-8 proposal that calls for any director to be excluded from voting in any board election, including the selection of a lead director. And there is no text in the rule 14a-8 proposal that the Lead Director must obtain a unanimous vote.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Shelley Dropkin <dropkins@citigroup.com>

[C: Rule 14a-8 Proposal, November 13, 2009]

3 [Number to be assigned by the company] – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as a lead director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

The merit of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm said the dilution resulting from the government's large stake in our company would be enough on its own to guarantee an "F" governance rating for our company. Our 2009 executive equity incentive plan made no promises to tie equity awards to challenging performance goals.

Four of our directors received more than 22% against-votes: Anne Mulcahy, Alain Belda, John Deutch and Michael Armstrong (with 29% against-votes). Plus these directors were assigned to 6 seats on our most important board committees. Hopefully our new directors will show their commitment and confidence by buying our stock with their own money.

Our unwieldy board of 17 had these directors with board seats on companies rated "D" or "F" by the Corporate Library: Alain Belda, Alcoa (AA); Anne Mulcahy, Johnson & Johnson (JNJ) and The Washington Post (WPO); Anthony Santomero, RenaissanceRe Holdings (RNR); Diana Taylor, Sotheby's (BID); John Deutch, Cheniere Energy (LNG) and Raytheon (RTN); Judith Rodin, Comcast Corporation (CMCSA) and Robert Ryan, Hewlett-Packard (HPQ).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal for an Independent Lead Director – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Kenneth Steiner's Rule 14a-8 Proposal
Citigroup Inc. (C)
Lead Director Topic

Ladies and Gentlemen:

This responds to the December 18, 2009 no action request.

There is no text in the rule 14a-8 proposal that calls for any director to be excluded from voting in any board election.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Shelley Dropkin <dropkins@citigroup.com>

[C: Rule 14a-8 Proposal, November 13, 2009]
3 [Number to be assigned by the company] – **Independent Lead Director**

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as a lead director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

The merit of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm said the dilution resulting from the government's large stake in our company would be enough on its own to guarantee an "F" governance rating for our company. Our 2009 executive equity incentive plan made no promises to tie equity awards to challenging performance goals.

Four of our directors received more than 22% against-votes: Anne Mulcahy, Alain Belda, John Deutch and Michael Armstrong (with 29% against-votes). Plus these directors were assigned to 6 seats on our most important board committees. Hopefully our new directors will show their commitment and confidence by buying our stock with their own money.

Our unwieldy board of 17 had these directors with board seats on companies rated "D" or "F" by the Corporate Library: Alain Belda, Alcoa (AA); Anne Mulcahy, Johnson & Johnson (JNJ) and The Washington Post (WPO); Anthony Santomero, RenaissanceRe Holdings (RNR); Diana Taylor, Sotheby's (BID); John Deutch, Cheniere Energy (LNG) and Raytheon (RTN); Judith Rodin, Comcast Corporation (CMCSA) and Robert Ryan, Hewlett-Packard (HPQ).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal for an Independent Lead Director – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 31, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Kenneth Steiner's Rule 14a-8 Proposal
Citigroup Inc. (C)
Lead Director Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request.

Although the company feels it has already acted favorably on the lead director topic, the company does not claim that it did so in response to this rule 14a-8 proposal. The board implicitly and explicitly states that it can act more favorably on the lead director topic at least by formalizing the lead director position in the bylaws.

And management should not be allowed to short-circuit productive dialogue between shareholders and the board on enhancing the position of lead director topic by omitting this proposal.

There is no text in the rule 14a-8 proposal that calls for any director to be excluded from voting in any board election, including the selection of a lead director. And there is no text in the rule 14a-8 proposal that the Lead Director must obtain a unanimous vote.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Shelley Dropkin <dropkins@citigroup.com>

[C: Rule 14a-8 Proposal, November 13, 2009]

3 [Number to be assigned by the company] – **Independent Lead Director**

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as a lead director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

The merit of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm said the dilution resulting from the government's large stake in our company would be enough on its own to guarantee an "F" governance rating for our company. Our 2009 executive equity incentive plan made no promises to tie equity awards to challenging performance goals.

Four of our directors received more than 22% against-votes: Anne Mulcahy, Alain Belda, John Deutch and Michael Armstrong (with 29% against-votes). Plus these directors were assigned to 6 seats on our most important board committees. Hopefully our new directors will show their commitment and confidence by buying our stock with their own money.

Our unwieldy board of 17 had these directors with board seats on companies rated "D" or "F" by the Corporate Library: Alain Belda, Alcoa (AA); Anne Mulcahy, Johnson & Johnson (JNJ) and The Washington Post (WPO); Anthony Santomero, RenaissanceRe Holdings (RNR); Diana Taylor, Sotheby's (BID); John Deutch, Cheniere Energy (LNG) and Raytheon (RTN); Judith Rodin, Comcast Corporation (CMCSA) and Robert Ryan, Hewlett-Packard (HPQ).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal for an Independent Lead Director – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 18, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Kenneth Steiner (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2010 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2010 annual meeting of stockholders. The Proponent's address, as stated in the Proposal, is *** FISMA & OMB Memorandum M-07-16 *** FISMA & OMB Memorandum M-07-16 *** The Proponent has requested to the Company that all future communications be directed to Mr. John Chevedden.

Also enclosed for filing are six copies of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2010 Proxy Materials pursuant to (i) Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by the Company; (ii) Rule 14a-8(i)(2) because certain aspects of the Proposal (which have not been implemented by the Company) would violate the law of Delaware (which is the Company's jurisdiction of organization); and (iii) Rule 14a-8(i)(1) because the Proposal is not a proper subject for stockholder action under Delaware law.

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2010 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2010 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal (attached hereto as Exhibit A) requests that the Board of Directors of the Company (the "Board") take the steps necessary to amend the Company's by-laws to require that the Company have a lead director who is independent for New York Stock Exchange purposes and who is elected as lead director solely by the independent members of the Board.[1] The Company believes the Proposal may be excluded from the 2010 Proxy Materials because (i) the Proposal has been substantially implemented by the Company, and therefore the Proposal is excludable under Rule 14a-8(i)(10); (ii) certain aspects of the Proposal (that have not been implemented by the Company) would, if implemented, cause the Company to violate Delaware law, and therefore the Proposal is excludable under Rule 14a-8(i)(2); and (iii) the Proposal, if adopted, would cause the Company to violate Delaware law, and therefore the Proposal is excludable under Rule 14a-8(i)(1).

THE PROPOSAL

The Proposal reads as follows:

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as lead director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(10) BECAUSE THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

The Board has already committed itself to having an independent director preside over the Board. Its current chairman is independent under the New York Stock Exchange rules.[2] The Company's by-laws also provide that, if the chairman of the Board does not qualify as independent under the New York Stock Exchange rules, the Board shall elect a lead independent director,[3] and that lead director will be empowered (among other things) to lead the executive

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1 For purposes of this letter, when we use the term "independent" we mean a director who is independent from the Company under the rules of the New York Stock Exchange.

2 *Citigroup Inc.*, Proxy Statement (Schedule 14A), at 9 (Mar. 20, 2009).

3 *Citigroup Inc.*, By-laws, Article IV, Section 1 (as amended effective Dec. 15, 2009) ("Unless the Chairman of the Board is an independent Director, the Board of Directors shall appoint a Lead Director . . . . The Lead Director shall be an independent Director as determined in accordance with the rules of the New York Stock Exchange."), *available at Citigroup Inc.*, Current Report (Form 8-K) (Dec. 16, 2009).

sessions of the other independent directors at Board meetings.[4] Accordingly, the Company has substantially implemented the Proposal.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a stockholder proponent and the issuer's actions in order for the proposal to be excluded. *SEC Release No. 34-20091* (Aug. 16, 1983).

The Board has already acted favorably on the lead director topic. The Board is currently led by an independent chairman, who presides at all meetings of the Board, establishes agenda items for consideration at each meeting and leads the executive sessions of the independent directors.[5] The only difference between the Company's current arrangement and the Proposal is in name only: the Proponent asks for a "lead independent director" whereas the Company currently has a Board chairman who is independent.

The Company has also adopted a by-law which specifies that, if the Board decides to elect a non-independent, executive director as chairman, the Board must also appoint a lead director who is independent for purposes the New York Stock Exchange rules. The Company's Governance Principles specify that an independent lead director (i) will preside over executive sessions of the independent directors; (ii) will serve as a liaison between the chairman and the independent directors; (iii) will approve information sent to the Board, (iv) will approve agenda items for Board meetings; (v) has the power to call meetings of the independent directors; and (vi) is available for consultation and direct communication with major stockholders of the Company.[6]

Through the Board's current practice of electing an independent chairman, and through the by-law provisions that provide for the election of a lead independent director when the chairman is an executive, the Board has ensured that at all times an independent director will have a leading position on the Board and a significant role in the Board's decision-making process. Clearly, the underlying substance of the Proposal has been adopted in all material respects by the Company. Indeed, the only specific aspect of the Proposal that has not been implemented is the part of the Proposal that asks for a by-law that would require a lead director to be elected only by the independent directors on the Board. But, for the reasons set forth below, the Company cannot implement this part of the Proposal because doing so would violate Delaware law. Accordingly, all of the substantive features of the Proposal that can be lawfully

4 *Citigroup Inc.*, Corporate Governance Guidelines, at 3 (Mar. 13, 2009) (attached hereto as Exhibit B).

5 *Citigroup Inc.*, By-laws, Article IV, Section 1 (as amended effective Dec. 15, 2009); *Citigroup Inc.*, Corporate Governance Guidelines, at 3, 6 (Mar. 13, 2009).

6 *Citigroup Inc.*, Corporate Governance Guidelines, at 3 (Mar. 13, 2009).

implemented have already been implemented by the Company.[7] Therefore, the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT WOULD CAUSE THE COMPANY TO VIOLATE DELAWARE LAW IF IT WERE IMPLEMENTED.

As noted above, under the Company's current governing documents the Board has already enacted by-laws and other measures to ensure that the Board is led by an independent director. However, the Proposal includes one additional feature, that the lead director be elected only by the independent directors then on the Board. The Company has not adopted this provision because doing so would violate Delaware law. As important, because the Proposal includes this provision, it may be excluded from the 2010 Proxy Materials under Rule 14a-8(i)(2).

As more fully described in the opinion of the Company's Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP (the "Legal Opinion," attached hereto as Exhibit C), the Board cannot adopt a by-law that vests only the independent directors with the power to elect a lead director. Rather, if a Delaware corporation (such as the Company) wants to permit only a subgroup of directors to vote on certain matters (such as the election of a lead director), this differential voting scheme must be placed in the corporation's certificate of incorporation, *not* its by-laws. *See* 8 *Del. C.* § 141(d) (stating that "*[t]he certificate of incorporation* may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors.") (emphasis added); *see also Carmody v. Toll Brothers, Inc.*, 723 A.2d 1180, 1191 (Del. Ch. 1998) ("The plain, unambiguous meaning [of Section 141(d)] is that if one category or group of directors is given distinctive voting rights not shared by the other directors, those distinctive voting rights must be set forth in the certificate of incorporation.").

Even though the Proposal is cast in precatory terms, as a recommendation that the Board take action, the Staff has concurred that exclusion is appropriate under Rule 14a-8(i)(2) where the action that is recommended to the Board would violate Delaware law if implemented.[8] Here, the Proponent is asking the Board to adopt an invalid by-law. We also do not believe that the Proposal can be saved from exclusion because it asks the Board to "take the steps necessary" to adopt the desired by-law. The Staff has at times read this language to mean a proponent is asking the Board to (i) take first-step action to seek stockholder approval of an amendment to the certificate of incorporation to remove from the certificate any legal impediments to the requested by-law (such as certificate language that would be inconsistent with the by-law) and (ii) then

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7 The Proponent also states that a lead independent director should "normally" be expected to serve for a term of "more than one continuous year." Because the offices of chairman and lead director may be held only by directors, there can be no assurance that any such officer will hold a term of more than one year since all Company directors face annual election by stockholders.

8 *Hewlett-Packard Co.* (avail. Jan. 6, 2005); *Northrop Grumman Corporation* (avail. Mar. 10, 2008); *Northrop Grumman Corporation* (avail. Mar. 13, 2007).

take second-step action to amend the by-laws to include the requested language.[9] However, for the reasons stated above, a by-law that provides differential voting power for directors simply is not valid under Delaware law. Here, a first-step amendment to the certificate of incorporation would not validate the proposed by-law. The Proponent simply cannot ask the stockholders to take a series of actions that will lead to the adoption of a by-law that has no effect under Delaware law.

Accordingly, we believe the Proposal would, if implemented, cause the Company to violate Delaware law, and may be excluded pursuant to Rule 14a-8(i)(2). *See AT&T Inc.* (avail Jan. 7, 2006) (employing Rule 14a-8(i)(2) as a basis for not recommending enforcement action where a proposal is excluded because it requests that the board adopt cumulative voting either (i) as a bylaw or (ii) as a long-term policy, where Delaware law requires that cumulative voting be adopted only in a certificate of incorporation).[10]

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9 The Staff has previously declined to concur with the position that a corporation could exclude a proposal under Rule 14a-8(i)(2) which requested that the board of directors take the necessary steps to adopt a by-law provision requiring the annual election of directors, even though such a by-law provision would be inconsistent with a provision of the corporation's certificate of incorporation, and thus violate Delaware law. *See Baxter International Inc.* (avail. Jan. 31, 2005). In Baxter International, the proponent argued that the proposal should be read to request that the company "set in motion and . . . complete the amendment of its certificate of incorporation" so as to allow a bylaw provision regulating the subject matter of the proposal. *Id.*

The proposal at issue in Baxter International, a provision for the annual election of directors, could be included in corporate by-laws without the issue being addressed in the certificate of incorporation. *See* 8 *Del. C.* § 211(b) ("Unless directors are elected by written consent in lieu of an annual meeting as permitted by this subsection, an annual meeting of stockholders shall be held for the election of directors *on a date and at a time designated by or in the manner provided in the bylaws.*") (emphasis added). Thus, in that instance, the amendment to the certificate of incorporation was necessary only to eliminate a proscription in the certificate of incorporation. Here, in contrast, only a provision in the certificate of incorporation can authorize what the Proposal seeks. *See id.* § 141(d) ("In addition, *the certificate of incorporation* may confer . . . . "). A by-law, standing alone, simply cannot "require" that independent directors have voting power greater than other directors, as explained in the Legal Opinion. For this reason, the Proposal violates Delaware law, and the "necessary steps" language does not alter this fact.

10 The Company recognizes that, in 2005 and 2001, the Staff denied Alaska Air Group, Inc. and Lucent Technologies Inc., respectively, no-action relief on proposals to adopt by-laws that counsel argued would violate Delaware law. *Alaska Air Group, Inc.*, (avail. Mar. 17, 2005); *Lucent Technologies Inc.* (avail. Nov. 6, 2001). The Company notes, however, that these no-action requests do not appear to have been supported by opinions from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware.

THE PROPOSAL MAY BE OMITTED BECAUSE IT IS NOT A PROPER SUBJECT FOR STOCKHOLDER ACTION UNDER THE LAWS OF DELAWARE.

The Legal Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

The Proponent has cast the Proposal in precatory terms, and the Company recognizes that such proposals, i.e., those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal. Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause the Company to violate Delaware law, by adopting an invalid by-law, it should be excluded pursuant to Rule 14a-8(i)(1). The Staff has repeatedly indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law.[11] Here, the Proposal must be excluded because, as noted in the Legal Opinion, Delaware law requires that any conferral of greater or lesser voting power to 1 or more directors of a Delaware corporation be set out in a corporation's certificate of incorporation, not a by-law.

The Proposal should therefore be excluded pursuant to Rule 14a-8(i)(1).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded from the 2010 Proxy Materials pursuant to (i) Rule 14a-8(i)(10); (ii) Rule 14a-8(i)(2); and (iii) Rule 14a-8(i)(1).

3287502

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11 *Pennzoil Corporation* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal that asked directors to adopt a bylaw that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders").

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Mr. Richard D. Parsons
Chairman
Citigroup Inc. (C)
399 Park Avenue
New York, NY 10043

Dear Mr. Parsons,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10/20/09
Date

cc: Michael Helfer <helferm@citigroup.com>
Corporate Secretary
PH: 212-559-9788
FX: 212-793-7600
Shelley Dropkin <dropkins@citigroup.com>
General Counsel, Corporate Governance
T: 212-793-7396

[C: Rule 14a-8 Proposal, November 13, 2009]
3 [Number to be assigned by the company] – **Independent Lead Director**

Resolved. Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as a lead director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

The merit of this Independent Lead Director proposal should be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm said the dilution resulting from the government's large stake in our company would be enough on its own to guarantee an "F" governance rating for our company. Our 2009 executive equity incentive plan made no promises to tie equity awards to challenging performance goals.

Four of our directors received more than 22% against-votes: Anne Mulcahy, Alain Belda, John Deutch and Michael Armstrong (with 29% against-votes). Plus these directors were assigned to 6 seats on our most important board committees. Hopefully our new directors will show their commitment and confidence by buying our stock with their own money.

Our unwieldy board of 17 had these directors with board seats on companies rated "D" or "F" by the Corporate Library: Alain Belda, Alcoa (AA); Anne Mulcahy, Johnson & Johnson (JNJ) and The Washington Post (WPO); Anthony Santomero, RenaissanceRe Holdings (RNR); Diana Taylor, Sotheby's (BID); John Deutch, Cheniere Energy (LNG) and Raytheon (RTN); Judith Rodin, Comcast Corporation (CMCSA) and Robert Ryan, Hewlett-Packard (HPQ).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal for an Independent Lead Director – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 16, 2009

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2010.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

CC: Mr. John Chevedden (via UPS)

*** FISMA & OMB Memorandum M-07-16 ***

G:\425_Legal\Corp Governance\Annual Meeting\Annual Meeting 2010\Proposals\K Steiner Ack ltr doc

Exhibit B

CITIGROUP INC.
CORPORATE GOVERNANCE GUIDELINES
As of December 15, 2009

Corporate Governance Mission

Citigroup Inc. (the "Company") aspires to the highest standards of ethical conduct: doing what we say; reporting results with accuracy and transparency; and maintaining full compliance with the laws, rules and regulations that govern the Company's businesses.

Board of Directors

The Board of Directors' primary responsibility is to provide effective governance over the Company's affairs for the benefit of its stockholders, and to balance the interests of its diverse constituencies around the world, including its customers, employees, suppliers and local communities. In all actions taken by the Board, the Directors are expected to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, Directors may rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

Number and Selection of Board Members

The Board has the authority under the by-laws to set the number of Directors, which should be in the range of 13 to 19, with the flexibility to increase the number of members in order to accommodate the availability of an outstanding candidate or the Board's changing needs and circumstances. The Board may also appoint honorary directors. Honorary directors are invited to Board meetings, but do not vote on issues presented to the Board. Candidates for the Board shall be selected by the Nomination and Governance Committee, and recommended to the Board of Directors for approval, in accordance with the qualifications approved by the Board and set forth below, taking into consideration the overall composition and diversity of the Board and areas of expertise that new Board members might be able to offer. Directors are elected by the stockholders at each Annual Meeting, to serve for a one-year term, which expires on the date of the next Annual Meeting. Between Annual Meetings, the Board may elect additional Directors by majority vote to serve until the next Annual Meeting. The Nomination and Governance Committee shall nominate annually one of the members of the Board to serve as Chairman of the Board.

Confidential Voting Policy

It is the Company's policy that every stockholder shall have the right to require the Company to keep his or her vote confidential, whether submitted by proxy, ballot, internet voting, telephone voting or otherwise. If a stockholder elects, in connection with any decision to be voted on by stockholders at any Annual or Special Meeting, to keep his or her vote confidential, such vote shall be kept permanently confidential and shall not be disclosed to the Company, to its affiliates, Directors, officers and employees or to any third parties except: (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company, (b) in case of a contested proxy solicitation, (c) if a stockholder makes a written comment on the proxy card or otherwise communicates his or her vote to management, or (d) to allow the independent inspectors of election to certify the results of the vote. Employee stockholders in the Citigroup Common Stock Fund under the 401(k) plan or one of the Company's retirement, savings or employee stock ownership plans already enjoy confidential treatment as required by law and, without the need for any action on their parts, will continue to vote their shares confidentially.

Director Independence

At least two-thirds of the members of the Board should be independent. The Board has adopted the Director Independence Standards set forth in the attached Exhibit "A" to assist the Board in making the independence determination. The Director Independence Standards are intended to comply with the New York Stock Exchange ("NYSE") corporate governance rules and all other applicable laws, rules and regulations regarding director independence in effect from time to time. A Director shall qualify as independent for purposes of service on the Board of the Company and its Committees if the Board has determined that the Director has no material relationship with the Company, as defined in the Director Independence Standards.

Qualifications for Director Candidates

One of the of the Board's most important responsibilities is identifying, evaluating and selecting candidates for the Board of Directors. The Nomination and Governance Committee reviews the qualifications of potential director candidates and makes recommendations to the whole Board. The factors considered by the Committee and the Board in its review of potential candidates include:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards and Our Shared Responsibilities.

- Whether the candidate has had business, governmental, non-profit or professional experience at the Chairman, Chief Executive Officer, Chief Operating Officer or equivalent policy-making and operational level of a large organization with significant international activities that indicates that the candidate will be able to make a meaningful and immediate contribution to the Board's discussion of and decision-making on the array of complex issues facing a large financial services business that operates on a global scale.

- Whether the candidate has special skills, expertise and background that would complement the attributes of the existing Directors, taking into consideration the diverse communities and geographies in which the Company operates.

- Whether the candidate has the financial expertise required to provide effective oversight of a diversified financial services business that operates on a global scale.

- Whether the candidate has achieved prominence in his or her business, governmental or professional activities, and has built a reputation that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make.

- Whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of all of the Company's stockholders and our other stakeholders in reaching decisions, rather than advancing the interests of a particular constituency.

- Whether the candidate possesses a willingness to challenge management while working constructively as part of a team in an environment of collegiality and trust.

- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a Director.

Application of these factors involves the exercise of judgment by the Board.

Lead Director

Unless the Chairman of the Board is an independent Director, the Board shall appoint a Lead Director whose responsibilities shall include: (i) presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors; (ii) serving as liaison between the Executive Chairman and the independent Directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) having the authority to call meetings of the independent Directors; and (vii) if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Any Lead Director appointed by the Board must satisfy the Director Independence Standards set forth in Exhibit A and the rules of the New York Stock Exchange.

Additional Board Service

The number of other public company boards on which a Director may serve shall be subject to a case-by-case review by the Nomination and Governance Committee, in order to ensure that each Director is able to devote sufficient time to perform his or her duties as a Director.

Members of the Audit and Risk Management Committee may not serve on more than three public company audit committees, including the Audit and Risk Management Committee of the Company.

Interlocking Directorates

No inside Director or Executive Officer of Citigroup shall serve as a director of a company where a Citigroup outside Director is an Executive Officer.

Stock Ownership Commitment

The Board, the Executive Committee of Citigroup's senior management and members of the Senior Leadership Committee are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board revised the SOC in 2008 to reflect changes in Citigroup's management and organizational structure. The Board and the Executive Committee of Citigroup's senior management must hold 75% of the net shares delivered to them pursuant to awards granted under the Company's equity programs, subject to the provisions contained in the commitment. Members of the Senior Leadership Committee must hold 50% of the net shares delivered to them. The holding requirement is reset at age 65. Exceptions to the SOC may include estate-planning transactions and certain other circumstances.

Retirement from the Board/Term Limits

Directors may serve on the Board until the Annual Meeting of the Company next following their 72nd birthday, and may not be reelected after reaching age 72, unless this requirement has been waived by the Board for a valid reason. The Company has not adopted term limits for Directors.

Change in Status or Responsibilities

If a Director has a substantial change in professional responsibilities, occupation or business association he or she should notify the Nomination and Governance

Committee and offer his or her resignation from the Board. The Nomination and Governance Committee will evaluate the facts and circumstances and make a recommendation to the Board whether to accept the resignation or request that the Director continue to serve on the Board.
If a Director assumes a significant role in a not-for-profit entity he or she should notify the Nomination and Governance Committee.

Board Committees

The standing committees of the Board are the Executive Committee, the Audit and Risk Management Committee, the Personnel and Compensation Committee, the Nomination and Governance Committee and the Public Affairs Committee. All members of the Audit and Risk Management Committee, the Personnel and Compensation Committee and the Nomination and Governance Committee shall meet the independence criteria, as determined by the Board, set forth in the NYSE corporate governance rules, and all other applicable laws, rules or regulations regarding director independence. Committee members shall be appointed by the Board upon recommendation of the Nomination and Governance Committee, after consultation with the individual Directors. Committee chairs and members shall be rotated at the recommendation of the Nomination and Governance Committee.

Each committee shall have its own written charter which shall comply with the applicable NYSE corporate governance rules, and other applicable laws, rules and regulations. The charters shall set forth the mission and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and reporting to the Board.

The Chair of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with the appropriate members of the committee and senior management, shall develop the committee's agenda. At the beginning of the year, each committee shall establish a schedule of major topics to be discussed during the year (to the degree these can be foreseen). The agenda for each committee meeting shall be furnished to all Directors in advance of the meeting, and each independent Director may attend any meeting of any committee, whether or not he or she is a member of that committee.

The Board and each committee shall have the power to hire and fire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of senior management of the Company in advance.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

Evaluation of Board Performance

The Nomination and Governance Committee shall conduct an annual review of Board performance, in accordance with guidelines recommended by the Committee and approved by the Board. This review shall include an overview of the talent base of the Board as a whole as well as an individual assessment of each outside Director's qualification as independent under the NYSE corporate governance rules and all other applicable laws, rules and regulations regarding director independence; consideration of any changes in a Director's responsibilities that may have occurred since the Director was first elected to the Board; and such other factors as may be determined by the Committee to be appropriate for review. Each of the standing committees (except the Executive Committee) shall conduct an annual evaluation of its own performance as provided in its charter. The results of the Board and committee evaluations shall be summarized and presented to the Board.

Attendance at Meetings

Directors are expected to attend the Company's Annual Meeting of Stockholders, Board meetings and meetings of committees and subcommittees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and materials that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should be distributed to the Directors prior to the meeting, in order to provide time for review. The Chairman should establish a calendar of standard agenda items to be discussed at each meeting scheduled to be held over the course of the ensuing year, and, together with the Lead Director, shall establish the agenda for each Board meeting. Each Board member is free to suggest items for inclusion on the agenda or to raise subjects that are not on the agenda for that meeting. The non-management Directors shall meet in executive session at each Board meeting. The Lead Director shall preside at the executive sessions.

Annual Strategic Review

The Board shall review the Company's long-term strategic plans and the principal issues that it expects the Company may face in the future during at least one Board meeting each year.

Communications

The Board believes that senior management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, at the request of the Board or senior management.

Director Access to Senior Management

Directors shall have full and free access to senior management and other employees of the Company. Any meetings or contacts that a Director wishes to initiate may be arranged through the CEO or the Secretary or directly by the Director. The Board welcomes regular attendance at each Board meeting by senior management of the Company. If the CEO wishes to have additional Company personnel attendees on a regular basis, this suggestion should be brought to the Board for approval.

Director Compensation

The form and amount of director compensation is determined by the Board based upon the recommendation of the Nomination and Governance Committee. The Nomination and Governance Committee shall conduct an annual review of director compensation. Directors who are employees of the Company shall not receive any compensation for their services as Directors. Directors who are not employees of the Company may not enter into any consulting arrangements with the Company without the prior approval of the Nomination and Governance Committee. Directors who serve on the Audit and Risk Management Committee shall not directly or indirectly provide or receive compensation for providing accounting, consulting, legal, investment banking or financial advisory services to the Company.

Charitable Contributions

If a Director, or an Immediate Family Member of a Director (see page 15 for definition) who shares the Director's household, serves as a director, trustee or executive officer of a foundation, university or other non-profit organization ("Charitable Organization") and such Charitable Organization receives contributions from the Company and/or the Citigroup Foundation, such contributions will be reported to the Nomination and Governance Committee at least annually.

Director Orientation and Continuing Education

The Company shall provide an orientation program for new Directors which shall include presentations by senior management on the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and Executive Officers and its internal and independent auditors. The orientation program may also include visits to certain of the Company's significant facilities, to the extent practical. The Company shall also make available continuing education programs for all members of the Board. All Directors are invited to participate in the orientation and continuing education programs.

Chairman and CEO Performance

The Personnel and Compensation Committee shall conduct an annual review of the Chairman's and the CEO's performance (unless the Chairman is a non-executive chairman), as set forth in its charter. The Board of Directors shall review the Personnel and Compensation Committee's report in order to ensure that the Chairman and the CEO are providing the best leadership for the Company in the long and short term.

Succession Planning

The Nomination and Governance Committee, or a subcommittee thereof, shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination and Governance Committee, or a subcommittee thereof, to nominate and evaluate potential successors to the CEO. The CEO shall meet periodically with the Nomination and Governance Committee in order to make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Code of Conduct and Code of Ethics for Financial Professionals

The Company has adopted a Code of Conduct and other internal policies and guidelines designed to support the mission statement set forth above and to comply with the laws, rules and regulations that govern the Company's business operations. The Code of Conduct applies to all employees of the Company and its subsidiaries, as well as to Directors, temporary workers and other independent contractors and consultants when engaged by or otherwise representing the Company and its interests. In addition, the Company has adopted a Code of Ethics for Financial Professionals, which applies to the principal executive officers of the Company and its reporting subsidiaries and all professionals worldwide serving in a finance, accounting, treasury, tax or investor relations role. The Nomination and Governance Committee shall monitor compliance with the Code of Conduct, the Code of Ethics for Financial Professionals and other internal policies and guidelines.

Recoupment of Unearned Compensation

If the Board learns of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, it shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner it deems appropriate. In determining what remedies to pursue, the Board shall take into account all relevant factors, including whether the restatement was the result of negligent, intentional or gross misconduct. The Board will, to the full extent permitted by governing law, in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to an Executive Officer or effect the cancellation of unvested restricted or deferred stock awards previously granted to the Executive Officer if: a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board could dismiss the Executive Officer, authorize legal action for breach of fiduciary duty or take such other action to enforce the executive's obligations to Citigroup as may fit the facts surrounding the particular case. The Board may, in determining the appropriate punishment factor take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such entities.

For the purposes of this Guideline, "Executive Officer" means any officer who has been designated an executive officer by the Board.

Insider Transactions

The Company does not generally purchase Company common stock from employees (except in connection with the routine administration of employee stock option and other equity compensation programs). Directors and Executive Officers may not trade shares of Company common stock during an administrative "blackout" period affecting the Company's 401(k) plan or pension plan pursuant to which a majority of the Company's employees are restricted from trading shares of Company common stock or transferring funds into or out of the Company common stock fund, subject to any legal or regulatory restrictions and the terms of the Company's Personal Trading Policy.

Stock Options

The Company prohibits the repricing of stock options. All new equity compensation plans and material revisions to such plans shall be submitted to stockholders for approval.

Financial Services

To the extent ordinary course services, including brokerage services, banking services, loans, insurance services and other financial services, provided by the Company to any Director or Immediate Family Member of a Director, are not otherwise specifically prohibited under these Corporate Governance Guidelines or other policies of the Company, or by law or regulation, such services shall be provided on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates.

Personal Loans

Personal loans may be made or maintained by the Company to a Director or an Executive Officer (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934), or an Immediate Family Member who shares such person's household, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to the general public; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002 and Regulation O of the Board of Governors of the Federal Reserve; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Investments/Transactions

All Related Party Transactions (see page 15 for definition) shall comply with the procedures outlined in the Company's Policy on Related Party Transactions. Transactions (i) involving a Director (or an Immediate Family Member of a Director) or, (ii) if equal to or in excess of $50 million and involving an Executive Officer (or an Immediate Family Member of an Executive Officer) shall require the approval of the Nomination and Governance Committee of the Board. Transactions involving an Executive Officer (or an Immediate Family Member of an Executive Officer) valued at less than $50 million shall require the approval of the Transaction Review Committee.

The Company, its Executive Officers and any Immediate Family Member who shares an Executive Officer's household, individually or in combination, shall not make any investment in a partnership or other privately held entity in which a Director is a principal or in a publicly traded company in which a Director owns or controls more than a 10% interest.

Except as otherwise provided by this section, a Director or Immediate Family Member of a Director may participate in ordinary course investment opportunities or partnerships offered or sponsored by the Company only on substantially similar terms as those for comparable transactions with similarly situated non-affiliated persons.

Executive Officers and Immediate Family Members who share an Executive Officer's household may not invest in partnerships or other investment opportunities sponsored, or otherwise made available, by the Company unless their participation is approved in accordance with these Guidelines. Such approval shall not be required if the investment opportunity: (i) is offered to qualified employees and investment by Executive Officers is approved by the Personnel and Compensation Committee; (ii) is made available to an Executive Officer actively involved in a business unit, the principal activity of which is to make such investments on behalf of the Company, and is offered pursuant to a co-investment plan approved by the Personnel and Compensation Committee; or (iii) is offered to Executive Officers on the same terms as those offered to qualified persons who are not employees of the Company.

Except with the approval of the Nomination and Governance Committee, no Director or Executive Officer may invest in a third-party entity if the investment opportunity is made available to him or her as a result of such individual's status as, respectively, a Director or an Executive Officer of the Company.

No Director or Immediate Family Member who shares a Director's household shall receive an IPO allocation from a broker/dealer, including broker/dealers not affiliated with the Company.

Indemnification

The Company provides reasonable directors' and officers' liability insurance for the Directors and shall indemnify the Directors to the fullest extent permitted by law and the Company's certificate of incorporation and by-laws.

Amendments

The Board may amend these Corporate Governance Guidelines, or grant waivers in exceptional circumstances, provided that any such modification or waiver may not be a violation of any applicable law, rule or regulation and further provided that any such modification or waiver is appropriately disclosed.

Exhibit "A" To Corporate Governance Guidelines
Director Independence Standards

A Director shall qualify as independent for purposes of service on the Board of the Company and its committees if the Board has determined that the Director has no material relationship with the Company, either directly or as an officer, partner or employee of an organization that has a relationship with the Company. A Director shall be deemed to have no material relationship with the Company and will qualify as independent provided that (a) the Director meets the Director Independence Standards and (b) if there exists any relationship or transaction of a type not specifically mentioned in the Director Independence Standards, the Board, taking into account all relevant facts and circumstances, determines that the existence of such other relationship or transaction is not material and would not impair the Director's exercise of independent judgment.

These Director Independence Standards have been drafted to incorporate the independence requirements contained in the NYSE corporate governance rules and all other applicable laws, rules and regulations in effect from time to time and are intended to supplement the provisions contained in the Corporate Governance Guidelines. A fundamental premise of the Director Independence Standards is that any permitted transactions between the Company (including its subsidiaries and affiliates) and a Director, any Immediate Family Member of a Director or their respective Primary Business Affiliations (see page 15 for definition) shall be on arms-length, market terms.

Advisory, Consulting and Employment Arrangements

During any 12 month period within the last three years, neither a Director nor any Immediate Family Member of a Director shall have received from the Company, directly or indirectly, any compensation, fees or benefits in an amount greater than $120,000, other than amounts paid (a) pursuant to the Company's Amended and Restated Compensation Plan for Non-Employee Directors or (b) to an Immediate Family Member of a Director who is a non-executive employee of the Company or another entity.

In addition, no member of the Audit and Risk Management Committee, nor any Immediate Family Member who shares such individual's household, nor any entity in which an Audit and Risk Management Committee member is a partner, member or Executive Officer shall, within the last three years, have received any payment for accounting, consulting, legal, investment banking or financial advisory services provided to the Company.

Business Relationships

All business relationships, lending relationships, deposit and other banking relationships between the Company and a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

In addition, the aggregate amount of payments in any of the last three fiscal years by the Company to, and to the Company from, any company of which a Director is an Executive Officer or employee or where an Immediate Family Member of a Director is an Executive Officer, must not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues in any single fiscal year.

Loans may be made or maintained by the Company to a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to other customers, and is on market terms, or terms that are no more favorable than those offered to other customers; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002, Regulation O of the Board of Governors of the Federal Reserve, and the Federal Deposit Insurance Corporation (FDIC) Guidelines; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Charitable Contributions

Annual contributions in any of the last three calendar years from the Company and/or the Citigroup Foundation to a foundation, university, or other non-profit organization ("Charitable Organization") of which a Director, or an Immediate Family Member who shares the Director's household, serves as a director, trustee or executive officer (other than the Citigroup Foundation and other Charitable Organizations sponsored by the Company) may not exceed the greater of $250,000 or 10% of the Charitable Organization's annual consolidated gross revenue.

Employment/Affiliations

An outside Director shall not:

(i) be or have been an employee of the Company within the last three years;

(ii) be part of, or within the past three years have been part of, an interlocking directorate in which an Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed the Director as an Executive Officer; or

(iii) be or have been affiliated with or employed by a present or former outside auditor of the Company within the five-year period following the auditing relationship.

An outside Director may not have an Immediate Family Member who:

(i) is an Executive Officer of the Company or has been within the last three years;

(ii) is, or within the past three years has been, part of an interlocking directorate in which an Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed such Immediate Family Member as an Executive Officer; or

(iii) (A) is a current partner of the Company's outside auditor, or a current employee of the Company's outside auditor and personally works on the Company's audit, or (B) was within the last three years (but is no longer) a partner of or employed by the Company's outside auditor and personally worked on the Company's audit within that time.

Immaterial Relationships and Transactions

The Board may determine that a Director is independent notwithstanding the existence of an immaterial relationship or transaction between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations, provided the Company's Proxy Statement includes a specific description of such relationship as well as the basis for the Board's determination that such relationship does not preclude a determination that the Director is independent. Relationships or transactions between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations that comply with the Corporate Governance Guidelines, including but not limited to the Director Independence Standards that are part of the Corporate Governance Guidelines and the sections titled Financial Services, Personal Loans and Investments/Transactions, are deemed to be categorically immaterial and do not require disclosure in the Proxy Statement (unless such relationship or transaction is required to be disclosed pursuant to Item 404 of SEC Regulation S-K).

Definitions

For purposes of these Corporate Governance Guidelines, (i) the term "Immediate Family Member" means a Director's or Executive Officer's (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934) spouse, parents, step-parents, children, step-children, siblings, mother- and father-in law, sons- and daughters-in-law, and brothers and sisters-in-law and any person (other than a tenant or domestic employee) who shares the Director's household; (ii) the term "Primary Business Affiliation" means an entity of which the Director or Executive Officer, or an Immediate Family Member of such a person, is an officer, partner or employee or in which the Director, Executive Officer or Immediate Family Member owns directly or indirectly at least a 5% equity interest; and (iii) the term "Related Party Transaction" means any financial transaction, arrangement or relationship in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (b) the Company is a participant, and (c) any Related Person (any Director, any Executive Officer of the Company, any nominee for director, any shareholder owning in excess of 5% of the total equity of the Company, and any Immediate Family Member of any such person) has or will have a direct or indirect material interest.

Exhibit C

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 18, 2009

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by Kenneth Steiner (the "Proponent"), for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders. For the reasons set forth below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

I. Summary Of The Proposal And Our Opinion.

The Proposal, if implemented, would request that the board of directors of the Company (the "Board") take the steps necessary to adopt a by-law requiring that the Company have an independent lead director, and that such lead director be elected solely "by and from the independent board members."[1]

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[1] In its entirety, the Proposal reads as follows:

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent director (by the standard of the New York Stock Exchange) serve as a lead director whenever possible, elected by and from the independent board members and to be expected to normally serve for more than one continuous year.

A supporting statement, not relevant to our opinion, accompanies the Proposal.

The Company already understands the importance of having an independent director lead the Board.[2] In fact, the Company has already substantially implemented the Proposal because its Board chairman is independent for purposes of the New York Stock Exchange. As a further safeguard, the Company's by-laws specify that, if the Chairman of the Board is not independent, the Board will elect an independent lead director[3] who would, among other things, preside over executive sessions of the Board at which the non-independent directors are not present.[4]

However, the Proposal goes one step further than the Company's current provisions by urging the Board to adopt a by-law that permits only the independent directors to vote on electing a lead director. The Company cannot adopt this part of the Proposal because, under Delaware law, a by-law cannot divest *any* director of his or her right to vote on matters submitted for Board action. The Delaware General Corporation Law (the "DGCL") specifies that a director can be denied voting rights only through a provision included in a corporation's certificate of incorporation, *not* its by-laws. Beause the Proposal includes this flaw, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented and that the Proposal is not a proper subject for stockholder action under Delaware law.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

As noted above, the Proposal asks the Board to adopt a by-law that permits *only* the independent directors to vote on the election of a lead director. However, a provision conferring upon the independent directors greater voting power than other directors can only be adopted in a corporation's certificate of incorporation, and may not be adopted in a corporation's by-laws.

This rule is clearly established in the DGCL. Section 141(d) of the DGCL allows a corporation to confer greater or lesser voting power on a subset of directors, but requires that such differential voting power be provided for in a corporation's certificate of incorporation. Section 141(d) provides:

> *[T]he certificate of incorporation* may confer upon 1 or more directors, whether or not elected separately by the holders of any

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[2] For purposes of this opinion, when we use the term "independent director" we mean a director who qualifies as independent under the rules of the New York Stock Exchange.

[3] *See Citigroup Inc.*, By-laws, Art. IV, § 1 ("Unless the Chairman of the Board is an independent Director, the Board of Directors shall appoint a Lead Director who shall, in addition to the responsibilities set forth in the Corporate Governance Guidelines, preside at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions.")

[4] *See Citigroup Inc.*, Corporate Governance Guidelines, Lead Director (defining the responsibilities of the lead director).

> class or series of stock, voting powers greater than or less than those of other directors.

8 *Del. C.* § 141(d) (emphasis added).[5]

By referencing the certificate of incorporation as the only document that may vary the voting power of directors, Section 141(d) makes clear that the by-laws cannot vary the voting powers of directors.[6] The Delaware Court of Chancery applied this well-settled rule of Delaware law in *Carmody v. Toll Brothers, Inc.*, 723 A.2d 1180 (Del. Ch. 1998), where the Court of Chancery invalidated a provision in a stockholder rights plan that vested certain directors with the power to redeem the rights issued under the plan while denying certain future directors that power. The Court expressly relied on the fact that the "allocation of voting power to redeem the [rights] is nowhere found in the [the company's] certificate of incorporation." *Id.* at 1191. The Court expressly invoked the "unambiguous" rule of Section 141(d), stating:

> The plain, unambiguous meaning [of Section 141(d)] is that if one category or group of directors is given distinctive voting rights not shared by the other directors, *those distinctive voting rights must be set forth in the certificate of incorporation.*

Id. at 1191 (emphasis added). *Cf. Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998) (invalidating a stockholder rights plan that limited the authority of a newly elected board of directors to redeem the rights, in part because the company's charter contained "no provision purporting to limit the authority of the board in any way" and therefore such a limitation was an impermissible subject for a by-law).[7]

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5 Section 141(d) of the DGCL goes on to state:

> If *the certificate of incorporation* provides that 1 or more directors shall have more or less than 1 vote per director on any matter, every reference in this chapter to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

6 As the Court of Chancery has observed, there are "48 separate provisions" of the DGCL, including Section 141(d), "expressly referring to the variation of a statutory rule by charter [i.e., the certificate of incorporation]." *Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837 (Del. Ch. 2004). Defining such provisions as "bylaw excluder[s]," the Court stated that "those words make clear that the specific grant of authority in that particular statute is one that can be varied only by charter [i.e., the certificate of incorporation] and therefore indisputably not one that can be altered by a . . . bylaw." *Id.* at 848.

7 Although the statutory and case law make clear that directors cannot be given different voting power (or have their voting power taken away) in the by-laws, we note that contractual provisions that are triggered by a board's compositon or actions may be valid.

III. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained above, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

* * *

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nominated or approved by their immediate predecessors. *See Cal. Public Employees' Ret. Sys. v. Coulter*, 2005 WL 1074354 (Del. Ch. 2005) (upholding such a change of control provision). However, these provisions simply deal with contract rights that are triggered by a change in the board's composition. They do not purport to divest any director of his or her power to take action as a director. The by-law urged by the Proponent, in contrast, would divest management directors of their power to act on the election of a lead independent director.

IV. Conclusion.

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,



3286882.3